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Kimball® International

2002 Summary Annual Report



Kimball International, Inc. is a preeminent manufacturer of furniture, furniture components and electronic assemblies, serving customers around the world. Our customers, both large and small, receive our undivided attention, as we treat every one as the only one. Our touch is felt throughout daily life in both the workplace and in the home.

Furniture and Cabinets Segment

The Furniture and Cabinets Segment of Kimball International, Inc. provides a vast array of products for the office, residential, hospitality and healthcare industries. Kimball Office Furniture product lines serve the business market with casegoods, seating and systems furniture in wood, metal and a variety of other materials, from traditional to contemporary in style, produced and marketed under the family of Kimball brand names. Extensive product lines cover all businesses, from multinational corporations to small start-up companies. Kimball Home supplies the residential market with fine furnishings for the home, as well as home office furniture to meet the specialized needs of the growing work-at-home market. Kimball Lodging and Healthcare designs and manufactures furniture for the hospitality, healthcare and government markets.

Kimball business units also produce on a contract basis a variety of products such as television cabinets and stands, store display fixtures, kitchen and bath cabinet components, pool tables and home furnishings which are marketed under some of the world's leading brand names. Kimball offers a variety of products and services such as dimension lumber, plywood, veneer and wood components, metal stampings and molded plastics for the Company's furniture manufacturing operations as well as for sale to external customers, both domestically and internationally.

Electronic Contract Assemblies Segment

The Electronic Contract Assemblies Segment provides design engineering, manufacturing, packaging and distribution of electronic assemblies, circuit boards, multi-chip modules and semiconductor components on a contract basis to customers in the transportation, industrial, telecommunications, computer and medical industries.

The Kimball Culture

Since 1950, we have built our continued success on the deep belief in a sound, time-proven company culture, one that maintains our focus on our Corporate Vision – We Build Success.

Our culture represents who we are at our very best, in the way we treat and share our success with our people, in the way we approach our customer relationships, in the way we behave as a community citizen, and in the way we are committed to generating profits for our Share Owners.

A common thread bringing all these pieces of our culture together is INTEGRITY. Integrity with our customers. Integrity with our people. Integrity within our communities. Integrity with those who invest in us.

Even in difficult economic times, our culture is our compass. From there, we move forward, grow stronger and continue to build success for our company, for our employees, for our suppliers, for our customers and for YOU — the Share Owner.

When taking a closer look at our Kimball culture for the first time, many react in a similar way: "Wow, I didn't know your company stood for all that. At Kimball, there is definitely more than meets the eye."

We invite you to take a closer look.







Douglas A. Habig
Chairman of the Board,
Chief Executive Officer



James C. Thyen
President

The world events and the economic downturn during fiscal 2002 were unprecedented, touching each of us personally and making the competitive landscape for Kimball International that much more challenging.

We saw reduced customer demand in many of our markets with sales for the year totaling $1.17 billion, down from sales of $1.26 billion in fiscal 2001. Net income, exclusive of the gain on the sale of Boesendorfer and restructuring activities, was also down at $26.7 million.

That said, though, when looking at the past year, there's more than really meets the eye. We are very proud of how Kimball took decisive action to better align to our markets, to complete the very difficult restructuring plan announced in June of 2001, to manage costs, and to stay the course in our business strategies.

We continued to invest this past year to position Kimball for future growth and will do so again this coming year. While others retreated, we invested $56 million in capital equipment and software technology. Our cash flow generated from operations this past year totaled $77 million, affording us the opportunity to do what's right for the long term. Our efforts to manage our costs were evidenced by an improvement in operating income performance during the year as we worked to reduce both our costs to manufacture product and our overhead cost structures.

Those are just a few more reasons why we say there is more than meets the eye as you look at Kimball. It's something we hear often. We would like for you to take a closer look at us and see how Kimball International:

- represents many products, many markets, many services, and many technological and process capabilities;
- has a customer and employee base that is worldwide;
- is an employer of choice, and shares our success with more than 9,000 employees;
- strives to help our communities be great places to live;
- credits our continued success to the deep belief in a sound, time-proven company culture.

In fiscal 2002, many key things happened in support of efforts to maintain our focus, expand our reach and achieve our vision – We Build Success – even though economic conditions could temporarily obscure our progress.

Things could have been worse had it not been for the decisive restructuring actions taken during June 2001, which were very important in minimizing the earnings decline driven by lower volume levels. Our leadership team immediately went to work to reduce and ultimately align our cost structure with these slower demands. Several difficult decisions and quick actions were taken in an effort to appropriately align our cost structure and improve our competitive position in a global marketplace.

Restructuring and other actions we took included reductions in nonessential spending, closing and streamlining some facilities, realigning some equipment, operating with shorter work weeks, and reducing our worldwide workforce by approximately 20% (2,300 employees) from January 1, 2001 to December 31, 2001.

While the actions taken to reduce our organizational and operating capacities were required to position Kimball with a competitive cost structure, which is vital to our overall long-term success, we regret the impact of these actions on affected employees.

There is also more than meets the eye when you look closer at the makeup of our management team. As a Share Owner, you have likely followed our press releases the past few years, in particular those announcing the hiring of our four group presidents. The hiring of each group president provided an individual piece of a puzzle, depicting the total picture of how we envision our top management team. We added depth to our team consistently over the past three years. Now, with our four operating presidents on board, we feel our team is truly in place.

Each one enhances our knowledge and expertise in their respective markets – Electronics, Consumer Branded Furniture, Contract Furniture, and Hardwood Forest Products. This represents an important milestone in the evolution of Kimball International.

Kimball International is focused on two business segments.

In the Electronic Contract Assemblies business segment, sales were up slightly, exclusive of our acquisition of an electronics facility in Auburn, Indiana. This business segment also benefited from revenue growth in its automotive market due to both the expansion of its contract customer base and relatively stable U.S. automotive sales. This segment continued to generate net income despite softness in some of its principal markets.

Besides the Auburn acquisition, we also expanded our contract electronics capabilities through the opening of a microelectronics production facility in Valencia, California; a new, larger facility in Laem Chabang, Thailand; and the expansion of our electronics capabilities in Poznan, Poland, to enhance our ability to meet the global needs of proven, long-term customers.

Our Furniture and Cabinets business segment experienced a sales decline; however, the decline in sales of office furniture – our largest market in this business segment – was less than the overall industry decline and remained profitable.

We are pleased to note that we earned two "Best of NEOCON" Awards for best new product introductions at the annual NEOCON trade show, which spotlights the industry's newest and best office furnishings and interior decor products. Winner of the Best of NEOCON Gold Award in the Software Technologies category was e-magine, Kimball Office Furniture's and National Office Furniture's truly revolutionary new space planning software tool for specifying and rendering office product configurations. This exclusive package promises to be the industry's biggest breakthrough in design and visualization technology. Awarded the Best of NEOCON Silver Award in the Desk category was Evoke, Kimball Office Furniture's newest desk series, featuring an intriguing "floating" top and an extensive range of functional and design options.

Also, National Office Furniture was honored to receive the Office Furniture Dealer's Alliance (OFDA) 2002 Choice Circle of Excellence Award - "Sales and Marketing". This dealer poll was designed to recognize best of class performance.

It's also important to point out the selling of our Boesendorfer piano subsidiary, in Vienna, Austria, earlier this year. That, too, represents more than meets the eye. It is further indication of our commitment to focus our resources on our furniture and electronics businesses — our core competencies. We are very pleased to have executed the sale of Boesendorfer to an Austrian owner that recognizes the special place Boesendorfer holds in Austria's tradition and culture. The new association bodes well for Boesendorfer's future success.

This sale of Boesendorfer was not an isolated action in our strategy of increasing Kimball's focus on our core competencies. Recall the exit of the domestic Kimball brand piano market a few years ago; the sale of Herrburger Brooks, a piano key and action company in England; the sale of Kimball Furniture Reproductions, a Victorian and French reproductions business in Alabama; the sale of West Jefferson Wood Products, a raw materials business unit in North Carolina; and the sale of ToolPro, a carbide tool and saw sharpening business. All of these actions the last several years had the same strategic purpose, to greater focus our efforts on our core markets.

The world economy and our primary markets continue to be challenging, and we will continue to work our strategy of aligning our cost structure where appropriate and positioning Kimball for long-term growth; and accordingly, we will continue to make appropriate investments for the future. We will continue to deploy capital so that Kimball International is poised for success and increased market share once the recession is behind us. We are fortunate to have the balance sheet strength to pursue these opportunities. And because of all this, we are positioned well for the recovery and for profitable growth across our primary markets.

Before ending this Share Owners' message, it's important to note what is likely a noticeable change to our annual report. This year's publication is a "summary annual report," representing our attempt to summarize and better communicate higher level issues to you. A more detailed look at our Company is available in the 10-K and proxy statement.

Finally, we cannot reflect on the past fiscal year without recognizing the recent passing of our Vice Chairman of the Board, Thomas L. Habig. Since 1950, Tom was a pillar of our Company's culture and values. He is missed, yet his legacy lives on and is felt throughout our Company.

July 29, 2002

Examining Operations



Upon taking a closer look, people often comment, "I didn't know Kimball International builds all that!"

We manufacture many different products, a mix linked to a common foundation of focus and logic. Our products are found at home. At the office. In your car. In hotels, military bases, assisted living centers and hospitals. Around the world.

Furniture. Store display fixtures. TV cabinets and stands. Furniture components. Electronic assemblies, circuit boards, multi-chip modules and semiconductor components.

We are in many markets. The office furniture industry. The residential furniture industry. The hotel, motel and healthcare furniture industries. Plastics. Our electronics business segment provides product for the transportation industry and industrial controls industry, as well as the defense, aerospace, telecommunications, computer and medical markets.

Our diverse line of products is sold under the Company's family of brand names, and we sell products on a contract basis.

We have many varied customers. Multinational corporations. Small, start-up businesses. Entrepreneurs. Home owners. The Government.



Since 1950, we have been the supplier of choice for thousands of customers.

While we constantly seek out new customers, we continue to expand relationships with existing customers, solidifying Kimball as their supplier of choice. We will be the most preferred supplier in each of our markets, recognized for better understanding our customers' needs and exceeding those needs with innovative solutions.

We seek to consistently demonstrate a sense of warmth, humor and mutual respect in our relationships with customers, and to be the company with which they most enjoy working.



Customer satisfaction at Kimball is more than our goal; it is our passion; it is our culture. Our focus on Total Quality transcends every element of our work environment to ensure that our customers' expectations are met.

True, we build products for our customers; but ultimately, we build success for them.

Many products. Many markets. Many services. Many technological and process capabilities. All from a common foundation: a strong culture. All from one company with one focus — we take care of our many customers.

We build success for our customers


Seeking
pportunit

Upon taking a closer look, people have commented, "I didn't know Kimball International offers so many opportunities."

Across cultures, boundaries and markets, we are an *employer of choice*. And just as we are the employer of choice for over 9,000 people, we consider each member of our hard-working, competitive workforce an *employee of choice*.

Kimball's success has been built upon the tradition of mutual trust, personal integrity, a spirit of cooperation, respect for dignity of the individual, a sense of family and good humor.

Our open, nondefensive culture encourages people to take risks and share ideas; to accept responsibilities and make decisions; to demonstrate their abilities and grow, both personally and professionally.

Our people are dedicated to Kimball's commitment to excellence and teamwork; it is a core value to reward employees for their contributions and results, ensuring they share in our financial success.



Kimball recognizes that its employees are working harder than ever to balance work and family life. Our compensation, benefits and flextime scheduling are designed to help employees establish a balanced lifestyle. One example is Kimball Kids. In partnership with Bright Horizons Family Solutions℠, this child development center gives Kimball parents an additional option to one of life's most important challenges: caring for children.

The Kimball Scholarship program has provided scholarships to 297 children of employees since its inception in 1963. To date, $2.3 million have been awarded to the winners.

A career with Kimball is an investment in a financially strong company. And with operations throughout the U.S. and continued international growth, it's also an investment with room to grow.

Looking Farther



We build success around the globe

When people take a closer look, we often hear, "I didn't know Kimball International is that global."

Our operations are more widespread than popularly known. We have capabilities, employees and customers throughout the world.

Our manufacturing facilities and sales offices are worldwide. Mexico. Thailand. United Kingdom. Poland. Indiana. Kentucky. Pennsylvania. Mississippi. Tennessee. Idaho. Texas. California. Florida. Our company culture exists in all those places.

Our showrooms are in places like New York, Chicago, Boston, Los Angeles, San Francisco, Denver, Atlanta, Dallas and London.

Many of our customers are large global companies, and where they go, we will follow.

Our global "footprint," or presence, strategically positions our resources and capabilities to be where our customers need them, anywhere in the world. Our Transfer of Work (TOW) initiatives enable us to move the manufacturing of certain products from one Kimball location to another in response to business needs. This builds on a strength that Kimball has traditionally possessed: the flexibility and ability for different business units to share skills, capabilities and knowledge to better service our customers.

We will consistently provide the highest quality products and services in every market we serve.




Focused on the Future

Yes, we've had our share of success. Since our founding in 1950 with less than 30 employees, Kimball has grown into an international, billion dollar corporation with more than 9,000 employees.

We value flexibility, rewarding hard work, personal initiative, and standing by your word. These values are an indelible part of our company culture, no matter the location.

Recognizing that an attitude of pride in the Company and the community are intertwined, we seek to share, but not impose, our values within the communities in which we live. We also strive to help our communities be great places to live by supporting health and human services, education, religious institutions, arts and culture, and civic and community programs that benefit the elderly, the disabled, children, schools, community centers and critical services such as local volunteer fire departments.



We build success for our communities and environment



Environmentally, we build success as a leader in eliminating pollution generated at the source, using safe substitutes where feasible, maximizing the reclamation and recycling of materials to eliminate any adverse impact on the environment, and developing the most sound and technologically advanced forest management practices. After all, the environment is our home — we will be leaders in not only protecting, but enhancing our world.

Above all, we believe the greatest contribution we can make to the prosperity and quality of life of those communities in which we operate – locally and globally – lies in being a financially strong, dynamic, growing company.


Sight





Our foremost goal: to drive long-term Share Owner value.

We build Share Owner value by focusing on and taking advantage of our competitive strengths.

Profitability and financial resources give us and our Share Owners the freedom to shape our future and achieve our vision.

Share Owners are the final beneficiaries of the effectiveness of all our efforts. We are committed to providing long-term returns to them and conducting our business with demonstrated values and integrity to make those Share Owners proud of the Company.

It's all about vision.

Take a closer look.

To the Share Owners of Kimball International, Inc.

The management of Kimball International, Inc. is responsible for the preparation and integrity of the accompanying condensed consolidated financial statements and other related information in this summary annual report. The consolidated financial statements filed by the Company and its subsidiaries, from which these condensed consolidated financial statements included herein have been derived, were prepared in accordance with accounting principles generally accepted in the United States of America and include judgements and estimates, which in the opinion of management are applied on an appropriately conservative basis.

The Company maintains a system of internal controls intended to provide reasonable assurance that assets are safeguarded from loss or material misuse, transactions are authorized and recorded properly, and that the accounting records may be relied upon for the preparation of the financial statements. This system is tested and evaluated regularly for adherence and effectiveness by the Company's staff of internal auditors, as well as the independent public accountants in connection with their annual audit.

The Audit Committee of the Board of Directors, which is comprised of directors who are not employees of the Company, meets regularly with management, the internal auditors and the independent public accountants to review the work performed and to ensure that each is properly discharging its responsibilities. The internal auditors and the independent public accountants have free and direct access to the Audit Committee, and they meet periodically, without management present, to discuss appropriate matters.

Douglas A. Habig
Chairman of the Board,
Chief Executive Officer

James C. Thyen
President

Robert F. Schneider
Executive Vice President,
Chief Financial Officer,
Treasurer

To the Board of Directors and Share Owners of Kimball International, Inc.

We have audited the consolidated balance sheet of Kimball International, Inc. and subsidiaries as of June 30, 2002, and the related consolidated statements of income, share owners' equity and cash flows for the year then ended. Such consolidated financial statements and our report thereon dated July 29, 2002, expressing an unqualified opinion (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2002 and the related condensed consolidated statements of income and cash flows for the year then ended is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

The accompanying condensed consolidated balance sheet of Kimball International, Inc. as of June 30, 2001, and the related condensed consolidated statements of income and cash flows for each of the two years in the period ended June 30, 2001 were not audited by us and, accordingly, we do not express an opinion on them.

Deloitte & Touche LLP

Deloitte & Touche LLP
Indianapolis, Indiana
July 29, 2002

Please Note: On April 9, 2002, the Company appointed Deloitte & Touche LLP as its independent auditors, replacing Arthur Andersen LLP. Fiscal 2002 consolidated financial statements were audited by Deloitte & Touche. Fiscal 2001 and 2000 consolidated financial statements were audited by Arthur Andersen. A copy of the Arthur Andersen audit opinion on the consolidated financial statements for those periods is included in the Company's fiscal 2002 Form 10-K. During fiscal 2002, the Company moved from an annual report with a full set of financial statements to a summary annual report format. With respect to the enclosed fiscal 2001 and 2000 condensed consolidated financial information, which is derived from the audited consolidated financial statements for fiscal 2001 and 2000, it should be noted that Arthur Andersen had not separately expressed an opinion on this condensed information, and is now unable to express such an opinion given the firm's current status.

(Amounts in Thousands)	June 30 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 18,662	$ 11,237
Short-term investments	53,919	68,746
Receivables, less allowances of $5,515 and $6,880, respectively	150,836	150,015
Inventories	100,632	117,681
Other	40,108	33,808
Total current assets	364,157	381,487
Property and Equipment, net	236,176	241,952
Capitalized Software, net	38,968	27,420
Other Assets	34,811	28,125
Total Assets	$ 674,112	$ 678,984
Liabilities and Share Owners' Equity		
Current Liabilities:		
Loans payable	$ –	$ 28,914
Current maturities of long-term debt	611	1,031
Accounts payable	104,547	102,025
Dividends payable	6,015	6,006
Accrued expenses	62,176	57,152
Accrued restructuring	2,624	5,445
Total current liabilities	175,973	200,573
Other Liabilities:		
Long-term debt, less current maturities	2,291	3,320
Deferred income taxes and other	43,360	32,667
Total other liabilities	45,651	35,987
Share Owners' Equity:		
Common stock	2,151	2,151
Additional paid-in capital	7,752	8,132
Retained earnings	524,418	513,981
Accumulated other comprehensive income	604	1,436
Less: Treasury stock, at cost	(82,437)	(83,276)
Total Share Owners' Equity	452,488	442,424
Total Liabilities and Share Owners' Equity	$ 674,112	$ 678,984

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

(Amounts in Thousands, Except for Per Share Data)	Year Ended June 30 2002	2001	2000
Net Sales	$1,172,504	$1,261,171	$1,228,412
Cost of Sales	903,666	968,918	911,884
Gross Profit	268,838	292,253	316,528
Selling, General and Administrative Expenses	237,512	243,843	249,406
Restructuring and Other Expense	897	27,695	–
Operating Income	30,429	20,715	67,122
Other Income (Expense):			
Interest expense	(329)	(1,441)	(536)
Interest income	2,460	3,026	4,709
Other, net	19,045	4,621	3,107
Other income, net	21,176	6,206	7,280
Income Before Taxes on Income	51,605	26,921	74,402
Taxes on Income	17,105	10,338	25,940
Net Income	$ 34,500	$ 16,583	$ 48,462
Earnings Per Share of Common Stock			
Basic:			
Class A	$ 0.89	$ 0.41	$ 1.19
Class B	$ 0.91	$ 0.43	$ 1.21
Diluted:			
Class A	$ 0.89	$ 0.41	$ 1.19
Class B	$ 0.91	$ 0.43	$ 1.21
Average Number of Shares Outstanding			
Basic:			
Class A	13,979	14,141	14,299
Class B	24,059	24,952	25,935
Totals	38,038	39,093	40,234
Diluted:			
Class A	13,979	14,141	14,299
Class B	24,089	25,010	26,050
Totals	38,068	39,151	40,349

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

(Amounts in Thousands)	Year Ended June 30 2002	2001	2000
Cash Flows From Operating Activities:			
Net income	$ 34,500	$ 16,583	$ 48,462
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,852	47,652	43,801
Gain on sales of assets, facilities and subsidiaries	(8,338)	(632)	(1,059)
Restructuring and other	(2,268)	27,040	–
Deferred income tax and other deferred charges	5,059	(2,301)	(595)
Change in current assets and liabilities:			
Receivables	(4,994)	30,914	(45,843)
Inventories	10,116	(623)	(16,800)
Other current assets	809	2,900	(2,510)
Accounts payable	3,213	(827)	23,374
Accrued expenses	1,313	(18,411)	(7,434)
Transfer of funds to trusteed retirement plan portfolio	(9,073)	–	–
Net cash provided by operating activities	77,189	102,295	41,396
Cash Flows From Investing Activities:			
Capital expenditures	(37,995)	(46,778)	(61,124)
Proceeds from sales of assets	1,976	3,130	2,689
Proceeds from sales of facilities/subsidiaries	20,238	–	–
Increase in capitalized software and other assets	(17,952)	(12,482)	(10,330)
Maturities of held-to-maturity securities	–	–	400
Purchases of available-for-sale securities	(45,543)	(56,316)	(112,101)
Sales and maturities of available-for-sale securities	60,326	68,433	146,772
Net cash used for investing activities	(18,950)	(44,013)	(33,694)
Cash Flows From Financing Activities:			
Net change in short-term borrowings	(26,254)	(8,486)	31,298
Net change in long-term debt	(1,101)	856	(1,103)
Acquisition of treasury stock	(26)	(20,447)	(24,427)
Dividends paid to share owners	(24,054)	(24,842)	(25,558)
Proceeds from exercise of stock options	269	654	801
Other, net	299	117	(284)
Net cash used for financing activities	(50,867)	(52,148)	(19,273)
Effect of Exchange Rate Change on Cash and Cash Equivalents	53	(120)	19
Net Increase (Decrease) in Cash and Cash Equivalents	7,425	6,014	(11,552)
Cash and Cash Equivalents at Beginning of Year	11,237	5,223	16,775
Cash and Cash Equivalents at End of Year	$ 18,662	$ 11,237	$ 5,223

All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

RESTRUCTURING AND OTHER EXPENSE

During the fourth quarter of fiscal year 2001, the Company announced a restructuring plan designed to more closely align its operating capabilities and capacities with changing customer and market requirements and current economic conditions. The plan included consolidating manufacturing facilities and processes, and scaling capacities at other facilities. Activities outlined in the restructuring plan began in late fiscal year 2001 and were substantially complete at June 30, 2002.

Fiscal Year 2001 Charges
The Company recognized pre-tax restructuring charges of $25.7 million in fiscal year 2001 when the restructuring was announced. The charges consisted of $2.6 million for employee transition and other employee costs, $11.5 million for asset write-downs, $7.5 million for goodwill write-offs, $3.4 million for plant closure and other exit costs, and $0.7 million (recorded in cost of goods sold) for inventory write-downs. The net income impact of fiscal year 2001 restructuring charges and other charges unrelated to the restructuring discussed below was $19.7 million.

In addition to restructuring, during the fourth quarter of fiscal year 2001, the Company recorded a pre-tax charge of $2.7 million for goodwill impairment within the Electronic Contract Assemblies Segment unrelated to the above described restructuring. This charge is included in the Restructuring and Other Expense line item on the Company's fiscal year 2001 Condensed Consolidated Statement of Income.

Fiscal Year 2002 Charges
During fiscal year 2002, the Company recorded additional pre-tax restructuring costs of $0.9 million as it successfully executed the restructuring plan announced in the prior year. The fiscal year 2002 charges consist of facility consolidation costs of $1.4 million, additional asset write-downs of $0.6 million, employee transition costs of $0.1 million, and $1.2 million income as adjustments to the original cost estimates. The net income impact of fiscal year 2002 restructuring costs was $0.3 million.

Reserves — At June 30, 2002, a total of $2.6 million of restructuring liabilities related to the June, 2001 restructuring plan remained on the Condensed Consolidated Balance Sheet. The restructuring actions are substantially complete and the reserve balance appears adequate to cover remaining committed restructuring actions.

ACQUISITIONS AND DISPOSITIONS

In the second quarter of fiscal year 2002, the Company announced it had purchased a manufacturing facility located in Auburn, Indiana from VDO North America LLC. The Company assumed ownership of the facility and most of the equipment and retained a large portion of the workforce. With the acquisition, the Company began to produce an electronics module for an automotive passenger safety system and a line of small engine ignition products. The acquisition was financed with available cash on hand.

The Company sold its Boesendorfer piano subsidiary, located in Vienna, Austria, to BAWAG-Bank of Austria during the third quarter of fiscal year 2002. Included in the fiscal year 2002 Condensed Consolidated Statement of Income is an $8.2 million after tax gain on the sale of the subsidiary, which increased earnings per diluted share by $0.22. The pre-tax gain recognized in Other-net was $15.4 million. Indirect expenses relating to the sale recognized in Selling, General and Administrative Expense amounted to $5.3 million. Income taxes amounted to $1.9 million.

Operations

(Amounts in Thousands, Except for Per Share Data and Number of Employees)	Year Ended June 30 2002		2001		2000		1999		1998	
Net Sales:										
Furniture and Cabinets	$ 736,187	63%	$ 871,835	69%	$ 860,721	70%	$ 795,364	70%	$ 729,513	69%
Electronic Contract Assemblies	436,248	37%	389,252	31%	367,610	30%	335,853	30%	326,075	31%
Unallocated Corporate	69	0%	84	0%	81	0%	44	0%	36	0%
Total Net Sales	$1,172,504	100%	$1,261,171	100%	$1,228,412	100%	$1,131,261	100%	$1,055,624	100%
Cost of Sales	903,666		968,918		911,884		812,829		756,203	
Gross Profit	268,838		292,253		316,528		318,432		299,421	
Selling, General and Administrative Expenses	237,512		243,843		249,406		240,851		226,945	
Restructuring and Other Expense	897		27,695		–		–		–	
Operating Income	30,429		20,715		67,122		77,581		72,476	
Other Income, Net	21,176		6,206		7,280		14,793		14,951	
Income Before Taxes on Income	51,605		26,921		74,402		92,374		87,427	
Taxes on Income	17,105		10,338		25,940		32,649		32,400	
Net Income	$ 34,500		$ 16,583		$ 48,462		$ 59,725		$ 55,027	
Earnings Per Share:										
Basic:										
Class A	$ 0.89		$ 0.41		$ 1.19		$ 1.46		$ 1.32	
Class B	$ 0.91		$ 0.43		$ 1.21		$ 1.48		$ 1.33	
Diluted:										
Class A	$ 0.89		$ 0.41		$ 1.19		$ 1.45		$ 1.31	
Class B	$ 0.91		$ 0.43		$ 1.21		$ 1.47		$ 1.32	
Average Shares Outstanding:										
Basic	38,038		39,093		40,234		40,624		41,417	
Diluted	38,068		39,151		40,349		40,839		41,814	

Financial Condition

	2002	2001	June 30 2000	1999	1998
Assets:					
Current Assets	$ 364,157	$ 381,487	$ 413,520	$ 386,341	$ 412,937
Property and Equipment, net	236,176	241,952	248,210	221,498	182,798
Capitalized Software and Other Assets	73,779	55,545	61,921	53,547	33,903
Total Assets	$ 674,112	$ 678,984	$ 723,651	$ 661,386	$ 629,638
Liabilities:					
Current Liabilities	$ 175,973	$ 200,573	$ 223,395	$ 168,564	$ 153,210
Long-Term Debt, less Current Maturities	2,291	3,320	2,599	1,730	1,856
Deferred Income Taxes and Other	43,360	32,667	29,130	26,815	25,949
Total Liabilities	221,624	236,560	255,124	197,109	181,015
Share Owners' Equity	452,488	442,424	468,527	464,277	448,623
Total Liabilities and Share Owners' Equity	$ 674,112	$ 678,984	$ 723,651	$ 661,386	$ 629,638
Other Financial Data:					
Current Ratio	2.1:1	1.9:1	1.9:1	2.3:1	2.7:1
Working Capital	$ 188,184	$ 180,914	$ 190,125	$ 217,777	$ 259,727
Return on Capital	7.1%	3.4%	9.8%	12.3%	11.9%
Capital Investments	$ 55,947	$ 59,260	$ 71,454	$ 102,541	$ 48,672
Long-Term Debt as Percent of Share Owners' Equity	0.5%	0.8%	0.6%	0.4%	0.4%
Book Value Per Share of Common Stock Outstanding	$ 11.89	$ 11.32	$ 11.65	$ 11.43	$ 10.83
Average Number of Employees	9,534	10,885	10,088	9,884	9,198
Dividends:					
Total Declared	$ 24,063	$ 24,643	$ 25,383	$ 25,643	$ 24,812
Per Share Dividends Declared:					
Class A	$ 0.62	$ 0.62	$ 0.62	$ 0.62	$ 0.58875
Class B	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.605

Douglas A. Habig*
Chairman of the Board,
Chief Executive Officer
Director 29 years

James C. Thyen*
President,
Director 21 years

John B. Habig*
Chairman of the Board of Directors of SVB&T Corporation, a Bank Holding Company of Springs Valley Bank & Trust Company
Director 46 years

Ronald J. Thyen*
Senior Executive Vice President,
Operations Officer,
Assistant Secretary
Director 29 years

John T. Thyen
Senior Executive Vice President
Director 12 years

Brian K. Habig
Human Resources Manager,
flexcel–Danville
Director 10 years

Jack R. Wentworth+ #
Arthur M. Weimer Professor Emeritus of Business Administration, Indiana University
Director 18 years

Alan B. Graf, Jr.+ #
Executive Vice President and Chief Financial Officer, FedEx Corporation
Director 6 years

Christine M. Vujovich+ #
Vice President, Environmental Policy and Product Strategy, Cummins, Inc.
Director 8 years

Polly B. Kawalek+ #
Senior Vice President and President,
U.S. Foods,
Quaker Foods and Beverages
Director 5 years

Harry W. Bowman+ #
Former President and Chief Executive Officer of The Stiffel Company
Director 2 years

*** Member of the Executive Committee of the Board**

+ Member of the Audit Committee of the Board

 # Member of the Compensation Committee of the Board

Corporate Officers

Randall L. Catt
Executive Vice President,
Human Resources

Donald D. Charron
Executive Vice President,
President,
Kimball Electronics Group

J. Brent Elliott
Executive Vice President,
President, flexcel

John H. Kahle
Executive Vice President,
General Counsel, Secretary

P. Daniel Miller
Executive Vice President,
President, Kimball Office Group

Robert F. Schneider
Executive Vice President,
Chief Financial Officer,
Treasurer

Gary W. Schwartz
Executive Vice President,
Chief Information Officer

Barry L. Cook
Vice President,
President, Raw Materials

Mona K. Hoffman
Vice President, General Manager,
National Office Furniture

T. Randall Iles
Vice President, General Manager,
Kimball Office Furniture

R. Gregory Kincer
Vice President, Business Development,
Assistant Treasurer

Larry J. Knust
Vice President, Furniture Operations,
flexcel

Gregory W. Kuper
Vice President,
Asian Operations,
flexcel

Ronald J. Sermersheim
Vice President,
Environmental, Health & Safety

Roy W. Templin
Vice President, Finance,
Chief Accounting Officer

Dean M. Vonderheide
Vice President, Continuous
Improvement and Innovation,
flexcel

Domestic Subsidiary Officers

Stephen B. Ashman
Vice President,
Global Supply Chain Management,
flexcel

J. Keith Beatty
Vice President,
Strategic Operations Development,
flexcel

Gary L. Beckman
Vice President, Quality Manager,
flexcel

William N. Dykema
Vice President, General Manager,
Kimball Lodging Group

Jeffrey L. Fenwick
Vice President, Marketing,
flexcel

Dirk H. Manning
Vice President, Western Sales Manager,
Kimball Office Furniture

George W. Manz
Vice President, General Manager,
Transwall

Mark Phillips
Vice President,
Northeast Sales Manager,
Kimball Office Furniture

Stanley C. Sapp
Vice President, General Manager,
Kimball Home Furniture

Michael K. Sergesketter
Vice President, Chief Financial Officer,
Kimball Electronics Group

Christopher J. Thyen
Vice President,
Emerging Growth Opportunities,
flexcel

Spiro Vamvakas
Vice President,
European Operations,
Kimball Electronics Group

Don W. Van Winkle
Vice President, Chief Finance and
Administrative Officer,
Kimball Office Group

Scott D. Zinn
Vice President, General Sales Manager,
Kimball Office Furniture

Foreign Subsidiary Managers

Tosak Chobpanich
Managing Director,
Kimball Electronics Thailand, Ltd.

Mario Piratello
General Manager,
Kimco S.A. de C.V.

Zygmunt Witort
General Manager,
Kimball Electronics Poland, Sp. Zo. o.

Dividends:

During fiscal year 2002 dividends declared were $24.1 million or $0.62 per share on Class A Common Stock and $0.64 per share on Class B Common Stock. The dividends by quarter for 2002 compared to 2001 are as follows:

	2002		2001	
	Class A	**Class B**	Class A	Class B
First Quarter	**$0.155**	**$0.16**	$0.155	$0.16
Second Quarter	**$0.155**	**$0.16**	$0.155	$0.16
Third Quarter	**$0.155**	**$0.16**	$0.155	$0.16
Fourth Quarter	**$0.155**	**$0.16**	$0.155	$0.16
Total Dividends	**$0.62**	**$0.64**	$0.62	$0.64

Share Owners:

On June 30, 2002, the Company's Class A Common Stock was owned by approximately 640 Share Owners of record and the Company's Class B Common Stock was owned by approximately 2,190 Share Owners of record, of which approximately 270 also owned Class A Common Stock.

Market Prices:

Kimball International Class B Common Stock is traded on the Nasdaq Stock Market under the symbol: KBALB. High and low price ranges by quarter for the last two fiscal years as quoted by the National Association of Security Dealers (NASDAQ) are as follows:

	2002		2001	
	High	**Low**	High	Low
First Quarter	**$16.290**	**$11.840**	$18.313	$14.500
Second Quarter	**$15.600**	**$10.540**	$18.000	$13.875
Third Quarter	**$17.150**	**$14.150**	$15.813	$13.375
Fourth Quarter	**$17.760**	**$14.150**	$16.250	$12.438

Annual Meeting:

The annual meeting of Share Owners will be held at 9:30 a.m. Eastern Standard Time on October 22, 2002, at the General Office Building, Kimball International, Inc., 1600 Royal Street, Jasper, Indiana. Share Owners are cordially invited to attend.

10-K Report:

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available, without charge, upon written request directed to Robert F. Schneider, Executive Vice President, Chief Financial Officer and Treasurer at our corporate headquarters.

Transfer Agent and Registrar of the Class A and B Common Stock:

Share Owners with questions concerning address changes, dividend checks, registration changes, lost share certificates or transferring shares may contact:

National City Bank
Corporate Trust Operations
PO Box 92301
Cleveland, OH 44193-0900
Phone: (800) 622-6757
TDD Line: (800) 622-5571
E-Mail Address:
shareholder.inquiries@nationalcity.com

Analyst Contact:

Financial analysts with questions concerning the Company may contact Robert F. Schneider, Executive Vice President, Chief Financial Officer and Treasurer at our corporate headquarters.

Share Owner Contact:

Share Owners with general questions concerning the Company may contact John H. Kahle, Executive Vice President, General Counsel, Secretary at our corporate headquarters. All members of management welcome suggestions about the Company and its performance.

Corporate Headquarters:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001
(812) 482-1600
(800) 482-1616 (Toll Free)
(812) 482-8500 (TDD for Hearing Impaired)

Internet Address:

Additional information on Kimball International is available at www.kimball.com on the internet.

Private Securities Litigation Reform Act of 1995:

This summary annual report contains forward-looking statements that involve risks and uncertainties regarding Kimball International's operations and future results. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Kimball provides cautionary statements, detailed in the Company's Securities and Exchange Commission filings including, without limitation, the Company's Form 10-K, which identifies specific factors that could cause actual results or events to differ materially from those described in the forward-looking statements.



In Tribute

Thomas L. Habig

JUNE 18, 1928 - MAY 13, 2002

"Tom made such a positive impact on so many lives through his business leadership and charitable work in so many communities. As he wished, many of his good works will never be publicly known."

– Jim Thyen, President
Kimball International, Inc.

Mr. Habig dedicated his career to helping build the Company founded by his father into what is today a multinational corporation: Kimball International. He had the longest active tenure of any employee of the Company, 50 years, and served until the time of his death as Vice Chairman of the Board of Directors for Kimball International.

Design: Black & White Design, Louisville, Kentucky

Sales, Manufacturing and Service Operations

Furniture and Cabinets Segment

Showrooms & Service Centers
New York, Chicago, Boston, Los Angeles, San Francisco, Denver, Atlanta, Dallas, High Point, Jasper, and London
Product display and regional distribution

Kimball Home Furniture
Jasper, Indiana
Residential furniture

Kimball Lodging Group
Jasper, Indiana
Lodging and healthcare furniture

Kimball Office Furniture
Jasper, Indiana
High-end office furniture casegoods, systems, seating, and filing sales

Kimball Store Fixtures
Boca Raton, Florida
Store display fixtures

Kimball United Kingdom
London, England
Office furniture casegoods, systems, seating, and filing sales

National Office Furniture
Jasper, Indiana
Mid-market office furniture casegoods, seating and filing sales

Transwall
West Chester, Pennsylvania
Floor-to-ceiling systems

Corporate Logistics Services
Jasper, Indiana
Transportation and fleet operations

Product Design & Research Center
Jasper, Indiana
Product research, design, development, and testing

flexcel–Jasper 15th Street
Jasper, Indiana
Office furniture systems

flexcel–Batesville
Batesville, Mississippi
Metal stampings and assemblies and healthcare beds

flexcel–Post Falls
Post Falls, Idaho
Office furniture casegoods, systems and filing

Heritage Hills
Santa Claus, Indiana and Nashville, Tennessee
TV and audio cabinets, TV stands and office furniture

Jasper Plastics
Jasper, Indiana
Molded polyurethane, polyester and elastomers

flexcel–Jasper 16th and 30th Streets
Jasper, Indiana
Lodging and healthcare casegoods, contract furniture and components

flexcel–Jasper Cherry Street
Jasper, Indiana
Flat, molded, postformed, and plastic-faced plywood, banded flakeboard, and veneer faces

flexcel–Jasper 11th Avenue
Jasper, Indiana
Office, residential, lodging, and healthcare seating

flexcel–Danville
Danville, Kentucky
Office, residential, lodging, and healthcare seating

Heritage Hills–Juarez
Juarez, Mexico and El Paso, Texas
Projection TV cabinets

Heritage Hills–Mexicali
Mexicali, Mexico
Projection TV cabinets

flexcel–Borden
Borden, Indiana
Office furniture casegoods

flexcel–Salem
Salem, Indiana
Office furniture casegoods

flexcel–Fordsville
Fordsville, Kentucky
Office furniture casegoods

flexcel–West Baden
West Baden, Indiana
Pool tables

Evansville Veneer
Chandler, Indiana
Veneer

Indiana Hardwoods
Chandler, Indiana, Gordonsville, Tennessee and Cloverport, Kentucky
Lumber

Vista Wood Products
Greensburg, Kentucky and Lafayette, Tennessee
Dimension wood and furniture components

Electronic Contract Assemblies Segment

Kimball Electronics Jasper
Jasper, Indiana
Electronic assemblies

Kimball Electronics Auburn
Auburn, Indiana
Electronic assemblies

Kimball Microelectronics
Valencia, California
Electronic assemblies

Kimball Electronics Poland
Poznan, Poland
Electronic assemblies

Kimball Electronics Thailand
Laem Chabang, Thailand
Electronic assemblies

Kimco, S.A. de C.V.
Reynosa, Mexico and McAllen, Texas
Electronic assemblies

Elmo Semiconductuers SARL
Mantes La Jolie, France
Electronic assemblies

Administrative, Shared, and Support Services

Corporate Headquarters
Jasper, Indiana
Executive, administrative and sales offices, and corporate support services

Education Center & Corporate Showroom
Jasper, Indiana
Training and product display

Kimball Travel and Guest Services
Huntingburg and Jasper, Indiana
Flight services and guest relations

Kimball Kids
Jasper, Indiana
Employee child development center

Kimball® International

Kimball International, Inc.
1600 Royal Street
Jasper, IN 47549
812-482-1600
812-482-8500 TDD
www.kimball.com